

DAVIS
LEGAL ADVISORS *since* 1892
&company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

RECEIVED

2006 APR 11 P 12 21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 31, 2006

file number: 50237-00001

Office of International Corporate Fina
c/o Securities and Exchange Commiss
450 - 5th Street N.W.
Washington, D.C. USA 20549



06012440

SUPPL

Dear Sirs/Mesdames:

Re: Gtech International Resources - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1.   Index to the documents enclosed; and

2.   copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per:

Donna L. Ornstein
Paralegal

DLO/ram

Encls.

PROCESSED

APR 1 1 2006

THOMSON
FINANCIAL

DAVIS & COMPANY LLP   2800 Park Place, 666 Burrard Street, Vancouver, BC Canada V6C 2Z7
www.davis.ca   VANCOUVER TORONTO MONTRÉAL CALGARY EDMONTON WHITEHORSE YELLOWKNIFE TOKYO

I:\Securities\ReidCo\Public\50237\USSEC\2006\March31 - 06 -SEC.doc

March 31, 2006

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")



LIST

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information	Documents Filed
(a) Incorporation Documents	
(i) Yukon	Not Applicable
(b) Extra-provincial Registration	
(i) BC	Not Applicable
(c) Annual Reports	
(i) Yukon	Not Applicable
(ii) BC	Not Applicable
(d) Notices Filed with Registrar of Companies	
(i) Yukon	Not Applicable
(ii) BC	Not Applicable
(e) Annual Audited Financial Statements	
(i) Yukon	Not Applicable
(ii) BC	Not Applicable
(f) Quarterly Interim Financial Statements	
(i) Yukon	Not Applicable
(ii) BC	Not Applicable

Document Name or Information	Documents Filed
(g) Special Resolution	
(i) Yukon	Not Applicable
(ii) BC	Not Applicable

2.   **Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")**

Document Name or Information	Documents Filed
(a) Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b) Annual Information Form (not mandatory)	Not Applicable
(c) Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Interim Financial Statements for three month period ended January 31, 2006 and MD&A & Certificate of CEO and CFO
(d) News Releases	Not Applicable
(e) Form 51-102F3, Material Change Report	Not Applicable
(f) Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g) Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h) Report of Exempt Distribution	Not Applicable
(i) Notice of Change in Year End by more than 14 Days	Not Applicable
(j) Notice of Change in Corporate Structure	Not Applicable
(k) Notice of Change of Auditors	Not Applicable

Document Name or Information		Documents Filed
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Interim Financial Statements for three month period ended January 31, 2006 and MD&A & Certificate of CEO and CFO
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable

Document Name or Information		Documents Filed
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)**

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable

Document Name or Information	**Documents Filed**
(b) Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Interim Financial Statements for three month period ended January 31, 2006 and MD&A & Certificate of CEO and CFO
(c) Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d) Prospectus	Not Applicable
(e) Amendment to Prospectus	Not Applicable
(f) Issuer Bid Circular	Not Applicable
(g) Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GTECH INTERNATIONAL RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS

FOR THE PERIODS ENDED

JANUARY 31, 2006

THESE UNAUDITED INTERIM FINANCIAL STATEMENTS
HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS
(UNAUDITED)

	January 31, 2006	April 30, 2005
	$	$
Assets		
Current Assets		
Cash	490,629	518,486
Total Current Assets	490,629	518,486
Total Assets	490,629	518,486
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	-	4,456
Total Liabilities	-	4,456
Shareholders' Equity		
Authorised capital – unlimited number of common shares without par value		
Issued capital – 5,168,167 shares	4,852,410	4,852,410
Deficit	(4,361,781)	(4,338,380)
Total Shareholders' Equity	490,629	514,030
Total Liabilities and Shareholders' Equity	490,629	518,486

Original approved by the Directors

"Mervyn Jacobson"

"Thomas G. Howitt"

DR. MERVYN JACOBSON
Chairman, Director and CEO

MR. THOMAS G. HOWITT
President, Director, Secretary and CFO

2

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three-month period ended January 31,		Nine-month period ended January 31,	
	2006	2005	2006	2005
	$	$	$	$
Cash provided by/(used in) operating activities				
Net profit/(loss)	(8,019)	(1,797)	(23,401)	(18,118)
Items not affecting cash				
None	-	-	-	-
Changes in non-cash working capital				
Sundry debtors	-	1,652	-	105
Accounts payable/accrued liabilities	(26,911)	(379)	(4,456)	(3,011)
	(34,930)	(524)	(27,857)	(21,024)
Investing activities				
None	-	-	-	-
Financing activities				
None	-	-	-	-
Net increase/(decrease) in cash held	(34,930)	(524)	(27,857)	(21,024)
Cash at the beginning of period	525,559	487,969	518,486	508,469
Cash at the end of period	490,629	487,445	490,629	487,445

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE PERIODS ENDED JANUARY 31, 2006
(UNAUDITED)

2. Significant accounting policies (cont.)

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

(f) Investment

The Company's investments are carried at cost and are considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is an aggregate loss in value that is other than temporary, defined as existing over two consecutive year ends, the component loss investments are written-down to their estimated market values.

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company had a 100% interest in this property, consisting of 155 mineral claims. On August 16, 2001, the Company agreed with Expatriate Resources Limited (Expatriate) to accept $84,000, to be paid by the issue of 600,000 common shares in Expatriate, as final settlement for the sale of the property. Gtech International Resources Limited retains a 1.5% royalty on the project which Expatriate may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company owned 69 mineral claims, which it sold to ATAC Resources Limited (ATAC), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited, an Australian public company listed on the Australian Stock Exchange (code: GTG) and NASDAQ National Market (ticker: GENE). GTG owns of 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares. During the period ended October 31, 2005, GTG paid certain invoices on behalf of the Company. During the period under review, the Company repaid all amounts owing to GTG. Accordingly, as at January 31, 2006, there was no amount owing to GTG.

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE PERIODS ENDED JANUARY 31, 2006
(UNAUDITED)

5. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
Balance as at April 30, 2005	5,168,167	$4,852,410
Balance as at January 31, 2006	5,168,167	$4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
130,000	$0.38	May 22, 2006
200,000	$0.45	August 26, 2010

Summary of warrants outstanding

As at January 31, 2006, there were no warrants outstanding.

6. Earnings/(loss) per share

Earnings/(loss) per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

7. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

8. Segmented information

As at January 31, 2006, all of the Company's assets, amounting to $490,629, were located in Canada. The only revenue earned by the Company during the nine-month period ended January 31, 2006 was interest received of $7,577 (2005: $7,062), which was earned in Canada.

GTECH INTERNATIONAL RESOURCES LIMITED RECEIVED
(the "Company")

Management Discussion and Analysis
(Form 51-102F1)
For the nine-month period ended January 31, 2006
Information current as at March 22, 2006, unless otherwise stated

The following discussion of the results and financial position of the Company for the nine-month periods ended January 31, 2006 and 2005 should be read in conjunction with the information provided in the Company's unaudited financial statements for the periods ended January 31, 2006 and 2005 (the "Financial Statements"). Unless otherwise noted, all currency amounts contained in this Discussion and Analysis and in the Financial Statements are stated in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

Description of Business
The Company has previously announced that it had decided to focus its activities on identifying a new biotechnology opportunity for the Company to acquire. The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the vast majority of its assets in the form of cash deposits.

The Directors anticipate that, once they have identified a suitable biotechnology project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable biotechnology project identified and approved by shareholders, further placements will be made to raise additional funds for the project.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Expatriate Resources Limited may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold to ATAC Resources Limited (ATAC), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

Results from operations
The Company reported a net loss for the nine-month period ended January 31, 2006 of $23,401, compared to a net loss of $18,118 for the nine-month period ended January 31, 2005. Total expenses for the nine-month period ended January 31, 2006 were $30,978, compared to the nine-month period ended January 31, 2005 of $25,180. Total costs incurred during the period under review in relation to identifying biotechnology opportunities for the Company, as stated in the Description of Business section of this Report, were $927. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the nine-month period ended January 31, 2006 consisted of interest received of $7,577, compared to the previous corresponding period of $7,062.

Accounting policies
Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at January 31, 2006.

Changes in accounting policies
There were no changes in accounting policies during the period under review.

Summary of quarterly results
The following is a comparison of revenue and earnings for the previous 8 quarters ending with January 31, 2006. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues $	Net profit/(loss)[1] $	Net profit/(loss) per share $
January 31, 2006	2,521	(8,019)	(0.002)
October 31, 2005	2,535	(15,213)	(0.003)
July 31, 2005	2,521	(169)	(0.000)
April 30, 2005	2,434	(14,550)	(0.002)
January 31, 2005	2,441	(1,797)	(0.003)
October 31, 2004	2,350	(10,499)	(0.002)
July 31, 2004	2,271	(5,821)	(0.001)
April 30, 2004	2,531	(5,798)	(0.001)

Note (1): Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2004, 2005 and 2006. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity
As at January 31, 2006, the Company had cash on hand of $490,629 (April 30, 2005: $518,486), which is sufficient to meet its obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company's parent, Genetic Technologies Limited, has indicated its willingness to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

Directors and Officers

Dr. Mervyn Jacobson	Chairman, Director and CEO
Mr. Thomas G. Howitt	President, Director, Secretary and CFO
Mr. Fred Bart	Director
Ms. Elizabeth Sy	Director

The Company is dependent on a small number of key Directors and Officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

Transactions with related parties
During the period ended October 31, 2005, the Company's major shareholder, Genetic Technologies Limited ("GTG"), paid certain invoices on behalf of the Company. During the period under review, the Company repaid all amounts owing to GTG. Accordingly, as at January 31, 2006, there was no amount owing to GTG.

General and administrative
During the three-month period ended January 31, 2006, $9,613 (January 31, 2005: $4,238) was spent on general and administrative expenses.

Other information

No external investor relations activities were carried out during the period under review. The Company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Outstanding share data as at date of the Report

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
Balance as at January 31, 2006	5,168,167	$4,852,410
Balance as at April 30, 2005	5,168,167	$4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
130,000	$0.38	22 May 2006
200,000	$0.45	August 26, 2010

Internal control over financial reporting

The Company had effective disclosure controls and procedures and internal control over financial reporting during the period.

Forward-looking statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looing statements.

BY ORDER OF THE BOARD

"Mervyn Jacobson"

"Thomas G. Howitt"

DR. MERVYN JACOBSON
Chairman, Director and CEO

MR. THOMAS G. HOWITT
President, Director, Secretary and CFO

3

Form 52-109F2 *Certification of Interim Filings*

I, Dr. Mervyn Jacobson, Director, Chairman and CEO, of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 23, 2006

_____
Dr. Mervyn Jacobson
Director, Chairman and CEO,
Gtech International Resources Limited

Form 52-109F2 *Certification of Interim Filings*

I, Thomas G. Howitt, Director, President, Secretary and CFO, of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 23, 2006

Thomas G. Howitt
Director, President, Secretary and CFO,
Gtech International Resources Limited